                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  I-Many, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2005

             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [ ].

     NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 20 Pages)
----------------
     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 44973Q103                  13D/A                Page 2 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Capital Group, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IA
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Ramius Capital disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 3 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Ambrose Master Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          2,841,324
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          2,841,324
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              2,841,324
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 4 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Halifax Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          478,101
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          478,101
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              478,101
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 5 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Securities, L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          817,696
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          817,696
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              817,696
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             BD
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 6 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               C4S & Co., L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. C4S disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 7 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Peter A. Cohen
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Cohen disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 8 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Morgan B. Stark
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Stark disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 9 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Thomas W. Strauss
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Strauss disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 10 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey M. Solomon
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Solomon disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 11 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Starboard Value & Opportunity Fund, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          7,800,705 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          7,800,705 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              7,800,705 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.9%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Starboard disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 12 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Parche, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          6,446,771 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          6,446,771 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              6,446,771 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.8%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Parche disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 13 of 20 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Admiral Advisors, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              AF
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          8,119,277 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          8,119,277 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              8,119,227 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.7%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Admiral Advisors disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 15 of 20 Pages

     This  Amendment No. 4 (this  "Amendment")  amends the statement on Schedule
13D filed on February 9, 2005,  as amended by  Amendment  No.1 filed on February
11, 2005,  Amendment  No. 2 filed on April 4, 2005, and Amendment No. 3 filed on
June 10, 2005 (the "Schedule  13D") with respect to shares of common stock,  par value  $0.0001  per share  (the  "Common  Stock") of  I-Many,  Inc.,  a Delaware corporation  (the  "Company").  Capitalized  terms used herein and not otherwise defined in this  Amendment have the meanings set forth in the Schedule 13D. This
Amendment No. 4 amends the Schedule 13D as specifically set forth.

     Item 4 is hereby amended to include the following:

Item 4.   Purpose of the Transaction.

     On June 15,  2005,  RCG Ambrose  sent a letter to the  Company  requesting, pursuant to Section 220 of the Delaware General Corporation Law, a complete list of the Company's  stockholders  and other  corporate  records for the purpose of communicating  with the Company's  other  stockholders  in  connection  with the election of directors at the Company's 2005 Annual Meeting of  Stockholders  and
any other  matters  that may properly  come before the  meeting.  A copy of such letter is attached hereto and incorporated herein by reference.

     Item 7 is hereby amended to include the following:

Item 7.   Materials to be Filed as Exhibits.

     There are filed herewith the following Exhibits:

               Exhibit V - Shareholder  List Request  Letter dated June 15, 2005 from RCG Ambrose Master Fund, Ltd. to the Company.

           [The remainder of this page was intentionally left blank].

CUSIP No. 44973Q103                  13D/A                Page 15 of 20 Pages

                                   SIGNATURES

     After reasonable  inquiry and to the best of our knowledge and belief,  the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

Dated: June 15, 2005

RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By:/s/ Jeffrey M. Solomon                    By: C4S & Co., L.L.C.,
   --------------------------                    its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                 ----------------------------
                                                 Name:  Jeffrey M. Solomon
                                                 Title: Managing Member

RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By:/s/ Jeffrey M. Solomon                    By: /s/ Jeffrey M. Solomon
   --------------------------                    ----------------------------
   Name:  Jeffrey M. Solomon                     Name:  Jeffrey M. Solomon
   Title: Managing Member                        Title: Managing Member

C4S & CO., L.L.C.                        JEFFREY M. SOLOMON

By:/s/ Jeffrey M. Solomon                    /s/ Jeffrey M. Solomon
   --------------------------                -----------------------------------
   Name:  Jeffrey M. Solomon                 Individually and as attorney-in-fact
   Title: Managing Member                    for Peter A. Cohen, Morgan B. Stark
                                             and Thomas W. Strauss

STARBOARD VALUE & OPPORTUNITY FUND, LLC      PARCHE, LLC
By: Admiral Advisors, LLC, its               By: Admiral Advisors, LLC, its
managing member                              managing member

By:/s/ Jeffrey M. Solomom                    By:/s/ Jeffrey M. Solomon
   --------------------------                   -------------------------------
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Authorized Signatory                  Title: Authorized Signatory

ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, LLC, its
sole member

By:/s/ Jeffrey M. Solomon
   -----------------------------
   Name:  Jeffrey M. Solomon
   Title: Authorized Signatory

CUSIP No. 44973Q103                  13D/A                Page 16 of 20 Pages

                                  EXHIBIT INDEX
                                  -------------

    Exhibit                                                                Page
    -------                                                                ----

I.    Joint Filing Agreement,  as required by Rule 13d-1(k) under            --
      the Securities Exchange Act of 1934, as amended, dated June
      9, 2005 by and  among  Ramius  Capital,  RCG  Ambrose,  RCG
      Halifax, Starboard, Parche, Admiral Advisors, C4S, Peter A.
      Cohen,  Thomas W.  Strauss,  Morgan B. Stark and Jeffrey M.
      Solomon.

II.   Power of  Attorney  dated March 11, 2005 by Peter A. Cohen,            --
      Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

III.  Stock  Purchase  Agreement  dated June 9, 2005 among  Diker            --
      Management,   LLC,   as   investment   manager   of   Diker
      Partnership, and of Diker QP Partnership, and as investment adviser of Managed Accounts, Starboard, and Parche.

IV.   Irrevocable  Proxy  dated  June 9, 2005  given by the Diker            --
      Parties to Starboard and Parche.

V.    Shareholder  List  Request  Letter dated June 15, 2005 from         17-20
      RCG Ambrose Master Fund, Ltd. to the Company.

CUSIP No. 44973Q103                  13D/A                Page 17 of 20 Pages

                            EXHIBIT V

                 Shareholder List Request Letter

                                                                   June 15, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

I-Many, Inc.
399 Thornall Street,
Edison, New Jersey 08837
 Attn:  Corporate Secretary

Dear Sir:

          RCG Ambrose Master Fund, Ltd. ("Ambrose"), a Cayman Island company, is the record owner of 1,000 shares and beneficial  owner of 2,841,324  shares (the
"Shares") of common  stock,  $.0001 par value (the "Common  Stock"),  of I-Many,
Inc., a Delaware  corporation  (the  "Company"),  as of the close of business on
June 14, 2005.

          As the record  and  beneficial  owner of the  Shares as stated  above,
Ambrose  hereby  requests,  on its behalf as well as on behalf of certain  other persons  who are  beneficial  holders  of shares  of  Common  Stock and named as
Reporting Persons in that certain Schedule 13D, as amended (the "Schedule 13D"), filed by Ambrose,  among  others,  on June 10, 2005 with  respect to  beneficial ownership  of shares of Common  Stock,  pursuant to Section 220 of the  Delaware
General  Corporation  Law,  during the usual hours for business,  to inspect the following  books,  records  and  documents  of the Company and to make copies or extracts therefrom:

          (a) A complete  record or list of the  holders  of the  Common  Stock, certified by the Company's transfer agent(s) and/or  registrar(s),  showing the name,  address and number of shares registered in the name of each such holder, as of the date hereof as well as of any record date established, or to be  established,  for the 2005  annual  meeting of  stockholders  of the
     Company,  or any other record date that may be  established  for the annual meeting or any other meeting of stockholders held in lieu thereof (any such date,  the  "Determination  Date")  and  any  adjournments,  postponements, reschedulings or continuations thereof (the "Annual Meeting");

          (b) A magnetic  computer tape list or other  electronic  medium of the holders of the Common Stock as of the Determination Date, showing the name, address and number of shares  registered  in the name of each such  holder;
     such  computer  processing  data as is necessary for Ambrose to make use of such  magnetic  computer  tape;  and a hard copy  printout of such magnetic computer tape for verification purposes;

          (c) A stop list or stop lists  relating  to shares of Common  Stock of the Company and any  additions or  deletions  thereto.  Any daily  transfer sheets after the initial Determination Date;

CUSIP No. 44973Q103                  13D/A                Page 18 of 20 Pages

June 15, 2005

          (d)  All  information  in  the  Company's  or  its  transfer   agent's
     possession,  or which can  reasonably  be  obtained  from  nominees  of any central certificate depository systems or their nominees, brokers, dealers, banks,  respondent  banks,  clearing  agencies,  voting  trusts  and  their nominees or other nominees,  concerning the number, identity of, and shares held  by the  actual  beneficial  owners  of  the  Common  Stock  as of the
     Determination Date, including an alphabetical  breakdown of any holdings in the  respective  names of Cede & Co.  and  other  similar  depositories  or nominees as well as any material  request list  provided by Automatic  Data
     Processing-Investor  Communications Services and any omnibus proxies issued by such entities;

          (e) All information in or which comes into the Company's possession or which can  reasonably be obtained from brokers,  dealers,  banks,  clearing agencies  or voting  trustees  relating  to the names of the  non-objecting beneficial  owners of the Common Stock in the format of a magnetic computer tape,  cartridge file or other electronic medium of such owners showing the name,  address  and  number of shares  registered  in the name of each such owner;  such computer  processing  data as is necessary for Ambrose to make use of such magnetic  computer tape or cartridge;  and a hard copy printout of such magnetic computer tape or cartridge for verification purposes (such information with respect to brokers and dealers is readily available to the
     Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended
     (the "Exchange Act"), from ADP Proxy Services);

          (f) All  "respondent  bank" lists and omnibus  proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

          (g) A list of stockholders of the Company who are  participants in any
     Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive,  profit sharing,  dividend reinvestment or any similar plan in which voting of Common Stock under the plan is  controlled, directly  or  indirectly,  individually  or  collectively,  by such  plan's participants,  showing (i) the name and  address of each such  participant,
     (ii) the  number  of  shares  of  Common  Stock  attributable  to each such participant  in any such plan, and (iii) the method by which Ambrose or its agents may  communicate  with each such  participant,  as well as the name, firm and phone number of the trustee or  administrator  of such plan, and a detailed  explanation  of the  treatment  not only of shares  for which the trustee or administrator receives instructions from participants,  but also shares for which either they don't receive instructions or shares which are outstanding in the plan but are unallocated to any participant; and

          (h) A correct and complete copy of the bylaws of the Company.

          Ambrose demands that modifications,  additions or deletions to any and all  information  referred  to in  paragraphs  (a)  through  (h) be  immediately furnished as such modifications,  additions or deletions become available to the
Company or its agents or representatives.

          Ambrose  will  bear  the  reasonable  costs  incurred  by the  Company including those of its transfer  agent(s) or registrar(s) in connection with the production of the information demanded.

          The  purpose of this demand is to enable  Ambrose,  as well as certain other persons who are beneficial  holders of shares of Common Stock and named as

CUSIP No. 44973Q103                  13D/A                Page 19 of 20 Pages

June 15, 2005

Reporting  Persons  in the  Schedule  13D,  to  communicate  with the  Company's stockholders  in connection with the election of directors at the Annual Meeting and any other matters as may properly come before the meeting.

          Ambrose hereby  designates  and authorizes  Steven Wolosky and Adam W.
Finerman of Olshan Grundman Frome Rosenzweig & Wolosky LLP, and Dan Burch,  Mark
Harnett and Charles Koons III of Mackenzie Partners, Inc., and any other persons designated  by  them,  acting  singly  or in any  combination,  to  conduct  the inspection and copying herein  requested.  It is requested that the  information identified above be made available to the designated parties by June 22, 2005.

                                       Very truly yours,

                                       RCG AMBROSE MASTER FUND, LTD.

                                       By:  /s/ Mark Mitchell
                                          --------------------------------
                                            Name:  Mark Mitchell
                                            Title: Authorized Signatory

CUSIP No. 44973Q103                  13D/A                Page 20 of 20 Pages

State of New York                   )
                                                )  ss:
County of New York                  )

          MARK MITCHELL,  being sworn,  states: I executed the foregoing letter, and the information and facts stated therein  regarding RCG Ambrose Master Fund,
Ltd.'s  ownership  and the  purpose of this demand for  inspection  are true and correct.  Such  inspection  is  reasonably  related to RCG Ambrose  Master Fund,
Ltd.'s  interest as a  stockholder  and is not desired for a purpose which is in the interest of a business or object other than the business of I-Many, Inc.

                                              /s/ Mark Mitchell
                                              --------------------------------
                                                      Mark Mitchell

Subscribed and sworn to before me
this 15th day of June, 2005.

/s/ Stacey C. Rickman
---------------------------
     Notary Public

My commission expires: February 13, 2006